Exhibit 12
CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in thousands)

	Years Ended July 31,
	2001	2002	2003	2004	2005
Earnings
Income before cumulative effect of change in accounting principle	$34,206	$12,878	$12,392	$26,649	$57,173
Income tax provision	20,091	6,343	2,635	15,232	35,915

Earnings	54,297	19,221	15,027	41,881	93,088

Fixed Charges
Interest expense	22,195	16,255	27,985	38,098	32,198
Portion of rental expense representative of interest factor	2,082	3,030	3,034	3,264	3,429

Fixed charges	24,277	19,285	31,019	41,362	35,627

Earnings before income tax provision and fixed charges	$78,574	$38,506	$46,046	$83,243	$128,715

Ratio of earnings to fixed charges	3.2x	2.0x	1.5x	2.0x	3.6x